HYNES & HOWES INSURANCE COUNSELORS, INC.
                          Notes to Financial Statements
                           September 30, 1998 and 1997



Note 2.  Indeterminable Value of Investments in Affiliated Companies

         Basis for carrying value of these investments is detailed in Note 5 of this report. However, these values may be substantially affected by the operations of affiliated companies in whom the company has direct or indirect investments. Future intercompany transactions may also affect the value of these investments.